Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
BNY Mellon Funds Trust:

We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940, that BNY
Mellon Funds Trust (the "Trust"), which is comprised of  BNY Mellon
Asset Allocation Fund (formerly BNY Mellon Balanced Fund), BNY
Mellon Bond Fund, BNY Mellon Emerging Markets Fund, BNY Mellon
Income Stock Fund, BNY Mellon Intermediate Bond Fund, BNY
Mellon Intermediate U.S. Government Fund, BNY Mellon International
Fund, BNY Mellon International Appreciation Fund, BNY Mellon
Large Cap Stock Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon Midcap Stock Fund, BNY Mellon
Money Market Fund, BNY Mellon National Intermediate Municipal
Bond Fund, BNY Mellon National Municipal Money Market Fund,
BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon
New York Intermediate Tax Exempt Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Small Cap Stock Fund, BNY
Mellon U.S. Core Equity 130/30 Fund, BNY Mellon Small/Mid Cap
Fund,  BNY Mellon Focused Equity Opportunities Fund, BNY Mellon
Large Cap Market Opportunities Fund, BNY Mellon Tax Sensitive
Large Cap Multi-Strategy Fund and BNY Mellon Municipal
Opportunities Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2011 and from June 30, 2011 through August 31, 2011 with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August
31, 2011 and, with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination), through August 31, 2011:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2.
above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of August 31, 2011;
5.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian's
records, and where responses were not received, inspection of documentation corresponding to subsequent cash payments.
6.	Confirmation of pending purchases for the Funds as of August
31, 2011 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
7.	Agreement of pending sale activity for the Funds as of August
31, 2011 to documentation of corresponding subsequent cash
receipts;
8.	Agreement of the Trust's bank statements for five purchases and five sales or maturities for the period June 30, 2011 (the date of our last examination) through August 31, 2011, to the books and records of the Funds noting that they had been accurately
recorded and subsequently settled;
9.	We reviewed BNY Mellon Asset Servicing Service Organization
Control Report ("SOC 1 Report") for the period from October 1,
2010 through September 30, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2011 and from June 30, 2011 through August 31, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
November 30, 2011



November 30, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of BNY Mellon Asset Allocation Fund (formerly BNY
Mellon Balanced Fund), BNY Mellon Bond Fund, BNY Mellon
Emerging Markets Fund, BNY Mellon Income Stock Fund, BNY
Mellon Intermediate Bond Fund, BNY Mellon Intermediate U.S.
Government Fund, BNY Mellon International Fund, BNY Mellon
International Appreciation Fund, BNY Mellon Large Cap Stock Fund,
BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY
Mellon Midcap Stock Fund, BNY Mellon Money Market Fund, BNY
Mellon National Intermediate Municipal Bond Fund, BNY Mellon
National Municipal Money Market Fund, BNY Mellon National Short-
Term Municipal Bond Fund, BNY Mellon New York Intermediate Tax
Exempt Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond
Fund, BNY Mellon Short-Term U.S. Government Securities Fund, BNY
Mellon Small Cap Stock Fund, BNY Mellon U.S. Core Equity 130/30
Fund, BNY Mellon Small/Mid Cap Fund, BNY Mellon Focused Equity Opportunities Fund, BNY Mellon Large Cap Market Opportunities
Fund, BNY Mellon Tax Sensitive Large Cap Multi-Strategy Fund and
BNY Mellon Municipal Opportunities Fund, each a series of BNY
Mellon Funds Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2011 and from June 30, 2011 through August 31, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2011 and from June 30, 2011 through August 31, 2011 with respect to securities reflected in the investment accounts of the Funds.
BNY Mellon Funds Trust

Jim Windels
Treasurer

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